UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ANI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09065V203

(CUSIP Number)

Wayne C. Anderson

MVP Capital Partners

259 N. Radnor-Chester Road

Suite 130, Radnor, PA  19087

Tel:  (610) 254-2999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II GP, L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,350,559 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,350,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.64% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,388,068 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of December 31, 2014.

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, L.P. (“MVP II”),

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 2,350,559 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 2,350,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.64% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,388,068 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of December 31, 2014.

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, Co. (“MVP Corp.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,350,559 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,350,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.64% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,388,068 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of December 31, 2014.

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Robert E. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,811 Shares

	8.	Shared Voting Power 2,350,559 shares of Common Stock

	9.	Sole Dispositive Power 3,811 Shares

	10.	Shared Dispositive Power 2,350,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,370 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.67% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,388,068 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of December 31, 2014.

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Thomas A. Penn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,603 shares of Common Stock

	8.	Shared Voting Power 2,350,559 shares of Common Stock

	9.	Sole Dispositive Power 3,603 shares of Common Stock

	10.	Shared Dispositive Power 2,350,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,162 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.67% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,388,068 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of December 31, 2014.

Item 1.	Security and Issuer.

This Amendment No. 4 on Schedule 13D (this “Schedule 13D”) relates to ANI Pharmaceuticals, Inc.'s (the “Company”) common stock, $0.0001 par value (the “Common Stock”) and amends and further supplements the Schedule 13D originally filed on July 1, 2013 (as amended from time to time, the “Statement”) by Meridian Venture Partners II GP, L.P., a limited partnership organized under the laws of the State of Delaware (“GP”), Meridian Venture Partners II, L.P., a limited partnership organized under the laws of State of Delaware (“MVP II”), Meridian Venture Partners II, Co., a Delaware corporation (“MVP Corp.”) and Messrs. Robert E. Brown, Jr. and Thomas A. Penn (collectively with GP, MVP II, and MVP Corp., the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D to report the sale by the Reporting Persons of 300,000 shares of Common Stock on March 12, 2015. Except as expressly set forth herein, there have been no changes to the Statement. The Company’s principal executive offices are located at 210 Main Street West, Baudette, Minnesota 56623.

Item 4.	Purpose of Transaction.

The shares of Common Stock owned by the Reporting Persons were acquired solely for investment purposes.

On March 12, 2015, the Reporting Persons sold 300,000 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) During the past sixty days the Reporting Persons sold 300,000 shares of Common Stock in a private transaction at a price per share of $63.00. The Reporting Persons will provide to the Securities Exchange Commission complete information regarding each of these transactions upon request.

(d)	Not applicable

(e)	Not applicable

SIGNATURES

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 20, 2015	Meridian Venture Partners II GP, L.P.

	BY:	Meridian Venture Partners II, Co.

	ITS:	GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.

Robert E. Brown, Jr., President

March 20, 2015	Meridian Venture Partners II, L.P.

	BY:	Meridian Venture Partners II GP, L.P.

	ITS:	GENERAL PARTNER

BY: Meridian Venture Partners II, Co.

ITS: GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.

Robert E. Brown, Jr., President

March 20, 2015	Meridian Venture Partners II, Co.

	By:	/s/ Robert E. Brown, Jr.

Robert E. Brown, Jr., President

March 20, 2015	ROBERT E. BROWN, JR.

	By:	/s/ Robert E. Brown, Jr.

Robert E. Brown, Jr.

March 20, 2015	THOMAS A. PENN

	By:	/s/ Thomas A. Penn

Thomas A. Penn